UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Marina Biotech, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56804Q201

(CUSIP Number)

Vuong Trieu

4003 Jim Bowie

Agoura Hills, CA 91301

858-204-7407

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56804Q201

1.	Names of Reporting Persons.
Vuong Trieu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
11,094,641

	8.	Shared Voting Power
28,378,912

	9.	Sole Dispositive Power
11,094,641

	10.	Shared Dispositive Power
28,378,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
39,473,553

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
44.0%*

14.	Type of Reporting Person (See Instructions)
IN

*	Percentage calculated based on 89,771,379 shares of common stock outstanding after giving effect to the consummation of the merger of a wholly-owned subsidiary of the Issuer into IthenaPharma Inc. on November 15, 2016, as described in a Current Report on Form 8-K filed by the Issuer on November 18, 2016.

SCHEDULE 13D

CUSIP No. 56804Q201

1.	Names of Reporting Persons. Autotelic LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
23,123,558

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
23,123,558

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,123,558

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
25.8%*

14.	Type of Reporting Person (See Instructions)
OO

*	Percentage calculated based on 89,771,379 shares of common stock outstanding after giving effect to the consummation of the merger of a wholly-owned subsidiary of the Issuer into IthenaPharma Inc. on November 15, 2016, as described in a Current Report on Form 8-K filed by the Issuer on November 18, 2016.

SCHEDULE 13D

CUSIP No. 56804Q201

1.	Names of Reporting Persons. Autotelic Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
5,255,354

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
5,255,354

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,255,354

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
5.9%*

14.	Type of Reporting Person (See Instructions)
CO

*	Percentage calculated based on 89,771,379 shares of common stock outstanding after giving effect to the consummation of the merger of a wholly-owned subsidiary of the Issuer into IthenaPharma Inc. on November 15, 2016, as described in a Current Report on Form 8-K filed by the Issuer on November 18, 2016.

Item 1. Security and Issuer

This filing relates to the Common Stock, par value $0.006 per share (“Common Stock”), of Marina Biotech, Inc. (the “Issuer”), with principal executive offices at P.O. Box 1559, Bothell, WA 98041.

Item 2. Identity and Background

a) Name:

Vuong Trieu

Autotelic LLC

Autotelic Inc.

Vuong Trieu, Autotelic LLC and Autotelic Inc. are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b) Business Address:

Vuong Trieu

4003 Jim Bowie

Agoura Hills, CA 91301

Autotelic LLC

17870 Castleton Street, Suite 250

City of Industry, CA 91748

Autotelic Inc.

940 South Coast Drive, Suite 100

Costa Mesa, CA 92626

(c) Principal Business and State of Incorporation:

Vuong Trieu is the founder, Chief Executive Officer and Chairman of the Board of Directors of IthenaPharma Inc. (“Ithena”). Ithena became a wholly-owned subsidiary of the Issuer on November 15, 2016 as a result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena Acquisition Corporation (a wholly-owned subsidiary of the Issuer that was merged into Ithena), Ithena, and Vuong Trieu as the representative of the stockholders of Ithena (the “Merger Agreement”, and the merger of Ithena Acquisition Corporation and Ithena effected thereby, the “Merger”). In connection with the closing of the Merger, Dr. Trieu became the Chairman of the Board of Directors of the Issuer. Dr. Trieu, an expert in pharmaceutical development and commercialization, also serves as Chairman of the Board for the Autotelic consortium of companies, including Oncotelic, Stocosil, Lipomedics and Autotelic Inc., and as the chief Executive Officer of Autotelic LLC.

(d) Conviction in a Criminal Proceeding:

Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On November 15, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 39,473,553 shares of Common Stock based on the Reporting Persons’ ownership of common stock of Ithena at the time of the Merger.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In connection with the consummation of the Merger, Dr. Trieu was elected to the Board of Directors of the Issuer. He also became the Chairman of the Board of Directors of the Issuer following the consummation of the Merger.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

Vuong Trieu – 44.0%

Autotelic LLC – 25.8%

Autotelic Inc. – 5.9%

* Percentage calculated based on 89,771,379 shares of common stock outstanding after giving effect to the consummation of the Merger.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Dr. Trieu has the sole voting power over 11,094,641.

(ii) Shared power to vote or direct the vote:

Dr. Trieu and Autotelic LLC, of which entity Dr. Trieu serves as Chief Executive Officer, share voting power over 23,123,558 shares. Dr. Trieu and Autotelic Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors, share voting power over 5,255,354 shares.

(iii) Sole power to dispose or to direct the disposition of:

Dr. Trieu has sole power to dispose or to direct the disposition of 11,094,641 shares.

(iv) Shared power to dispose or to direct the disposition of:

Dr. Trieu and Autotelic LLC, of which entity Dr. Trieu serves as Chief Executive Officer, share the power to dispose or to direct the disposition of 23,123,558 shares. Dr. Trieu and Autotelic Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors, share the power to dispose or to direct the disposition of 5,255,354 shares.

(c) Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) Right to dividends or proceeds of sale.

To the best of each of the Reporting Person’s knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Line Letter and Demand Note

In connection with the Merger, the Issuer entered into a Line Letter dated November 15, 2016 with Vuong Trieu pursuant to which Dr. Trieu offered to the Issuer an unsecured line of credit in an amount not to exceed $540,000, to be used for current operating expenses of the Issuer. Dr. Trieu will consider requests for advances under the Line Letter until April 30, 2017. Dr. Trieu shall have the right at any time for any reason in his sole and absolute discretion to terminate the line of credit available under the Line Letter or to reduce the maximum amount available thereunder without notice to the Issuer or any other person; provided, that Dr. Trieu agreed that he shall not demand the repayment of any advances that are made to the Issuer under the Line Letter prior to the earlier of: (i) the six (6) month anniversary of the closing of the Merger; and (ii) the date on which (x) the Issuer makes a general assignment for the benefit of its creditors, (y) the Issuer applies for or consents to the appointment of a receiver, a custodian, a trustee or liquidator of all or a substantial part of its assets or (z) the Issuer ceases operations. Advances made under the Line Letter shall bear interest at the rate of five percent (5%) per annum, shall be evidenced by a Demand Promissory Note issued by the Issuer to Dr. Trieu, and shall be due and payable upon demand by Dr. Trieu.

Dr. Trieu shall have the right, exercisable by delivery of written notice thereof to the Issuer (the “Election Notice”), to either: (i) receive repayment for the entire unpaid principal amount advanced under the Line Letter and the accrued and unpaid interest thereon on the date of the delivery of the Election Notice (the “Outstanding Balance”) or (ii) convert the Outstanding Balance into such number of shares of the Issuer’s common stock as is equal to (x) the Outstanding Balance by (y) the closing price of the Issuer’s common stock on November 15, 2016 (such price, the “Conversion Price”); provided, that in no event shall the Conversion Price be lower than the lower of (x) $0.28 per share or (y) the lowest exercise price of any securities of the Issuer that have been issued by the Issuer in a capital raising transaction (and that would otherwise reduce the exercise price of any other outstanding warrants issued by the Issuer) during the period between November 15, 2016 and the date of the delivery of the Election Notice.

Master Services Agreement

In connection with the Merger Agreement and the closing of the Merger, on November 15, 2016, the Issuer entered into a Master Services Agreement with Autotelic Inc. pursuant to which Autotelic Inc. agreed to provide certain business functions and services from time to time during regular business hours at the Issuer’s request (the “Master Services Agreement”). The Master Services Agreement has a term of ten years, though either party can terminate it by giving to the other party ninety (90) days’ prior written notice of such termination (provided that the final day of the term shall be on the last day of the calendar month in which the noticed termination date falls).

As partial consideration for the services to be performed by Autotelic Inc. under the Master Services Agreement, during the period prior to the date on which the Issuer has completed an equity offering of either common or preferred stock in which the gross proceeds therefrom is no less than $10 million, the Issuer shall issue to Autotelic Inc. warrants to purchase shares of the Issuer’s common stock (the “MSA Warrants”), with the number of shares of common stock for which such MSA Warrants are exercisable, and the exercise price for such MSA Warrants, being based on the closing price of the Issuer’s common stock; provided, that in no event shall such price be lower than the lower of (x) $0.28 per share or (y) the lowest exercise price of any warrants that have been issued by the Issuer in a capital raising transaction (and that would otherwise reduce the exercise price of any other outstanding warrants issued by the Issuer) during the period beginning on November 15, 2016 and ending on the date of the issuance of the MSA Warrants.

Incorporation by Reference

The descriptions of the Merger Agreement, the Line Letter, the Demand Promissory Note and the Master Services Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena, Ithena Acquisition Corporation, and Vuong Trieu, as representative of the stockholders of Ithena. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.3	Line Letter, dated November 15, 2016, by and between the Issuer and Vuong Trieu. Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Demand Promissory Note issued by the Issuer to Ithena. Previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.5	Master Services Agreement, dated November 15, 2016, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:	November 23, 2016	/s/ Vuong Trieu
Vuong Trieu

Dated:	November 23, 2016	Autotelic LLC

		By:	/s/ Vuong Trieu
		Name:	Vuong Trieu
		Title:	Chief Executive Officer

Dated:	November 23, 2016	Autotelic Inc.

		By:	/s/ Vuong Trieu
		Name:	Vuong Trieu
		Title:	Chairman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena, Ithena Acquisition Corporation, and Vuong Trieu, as representative of the stockholders of Ithena. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.3	Line Letter, dated November 15, 2016, by and between the Issuer and Vuong Trieu. Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Demand Promissory Note issued by the Issuer to Ithena. Previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.5	Master Services Agreement, dated November 15, 2016, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

JOINT FILING AGREEMENT

The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13D to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of Marina Biotech, Inc. at November 23, 2016 and agree that such statement is filed on behalf of each of them.

Dated:	November 23, 2016	/s/ Vuong Trieu
Vuong Trieu

Dated:	November 23, 2016	Autotelic LLC

		By:	/s/ Vuong Trieu
		Name:	Vuong Trieu
		Title:	Chief Executive Officer

Dated:	November 23, 2016	Autotelic Inc.

		By:	/s/ Vuong Trieu
		Name:	Vuong Trieu
		Title:	Chairman